January 17, 2007

Mr. Rufus Decker,

Accounting Branch Chief,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, DC 20549,

USA.

Dear Mr. Decker,

Thank you for your letter of December 29, 2006 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) of CRH plc (“CRH” or the “Company”) (File Number 1-32846).

To facilitate the Staff’s review of our response, we have included in this letter the caption and numbered comment from the Staff’s comment letter in italicized text and have provided our response immediately following the comment.

In some of our responses, we have agreed to change or supplement the disclosures in our future filings. We are doing that in the spirit of cooperation with the Staff and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

In light of the nature of the changes in disclosure in response to the Staff’s comments, we believe that it will not be necessary to file an amendment to the 2005 Form 20-F. It is our intention to include such disclosure, where appropriate, in our Annual Report on Form 20-F for the year ended December 31, 2006 (“2006 Form 20-F”).

Form 20-F for the year ended December 31, 2005

Item 5 – Operating and Financial Review and Prospects, page 31

Interest Cover Ratio, page 34

1.	Given your presentation of the EBITDA interest cover ratio, please disclose what ratio you must maintain for compliance with your covenants. In addition, please disclose the reasonably likely effects of non-compliance with your covenants on your financial condition and liquidity. Please see Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response:

•	In addition to the table on page 34, we will provide the following details in relation to the Group’s covenant arrangements in the 2006 Form 20-F:

“The Group’s major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain EBITDA/net interest (excluding share of joint ventures) no lower than 4.5 times for twelve-month periods ending June 30 and December 31 in each year. Non-compliance with financial covenants would give the relevant lenders the right to demand early repayment of the related debt thus impacting the maturity profile of the Group’s debt and the Group’s liquidity.”

Critical Accounting Policies, page 48

2.	Your reference to your critical accounting policies does not provide the level of detail required by SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040, which you can find on our website at www.sec.gov. Your critical accounting policies and estimates section is to focus on those estimates that are critical to your consolidated financial statements. The discussion is to include a discussion of the material assumptions you made in arriving at the critical estimate and to also advise an investor the financial statement impact if actual results differ from the estimate made by management. Please identify all of your critical policies and estimates and expand your discussion to address the following areas:

-	Types of assumptions underlying the most significant and subjective estimates;

-	Sensitivity of those estimates to deviations of actual results from management’s assumptions; and

-	Circumstances that have resulted in revised assumptions in the past.

Response:

•	With a view to bringing increased focus to our disclosure in respect of critical accounting policies, and in light of the Staff’s comments, we have determined that the policies pertaining to allowance for doubtful accounts, intangible assets, share-based payments and derivative financial instruments listed on pages 49 and 50 are not in fact critical accounting policies as they do not meet the required criteria (i.e. they are not policies which involve critical estimates or judgements by management and they are not considered most important to financial statement presentation) and will not be included in the discussion of critical accounting policies in the 2006 Form 20-F.

•	Taking account of SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040, we intend to make disclosures about the following matters in the 2006 Form 20-F:

-	Legal contingencies: The various issues factoring into the assessment of legal contingencies including, as applicable, the status of settlement negotiations, interpretation of contractual obligations, prior experience with similar contingencies/claims, the availability of insurance to protect against downside exposure and advice of legal counsel and other third parties inter alia.

-	Impairment of long-lived assets and goodwill: The key assumptions listed at the bottom of page F-43 of the 2005 Annual Report on Form 20-F and a sensitivity analysis on the discount rate applied and the circumstances which would give rise to a “Step 1” failure (i.e. the comparison of a reporting unit’s fair value to its carrying value) under SFAS 142.

-	Pensions and other post-retirement benefits: A sensitivity analysis on defined benefit post-retirement obligations to demonstrate the impact of a 25-basis-point change in the discount rate applied in the valuation of scheme liabilities and in the long-term rate of return on plan assets.

•	A draft of the revised Critical Accounting Policies section for inclusion in the 2006 Annual Report on Form 20-F incorporating the proposed changes discussed above is attached as Appendix A.

Liquidity and Capital Resources, page 51

3.	Please enhance your disclosure regarding the changes in your operating cash flows as depicted in your statement of cash flows. Specifically, consider discussing the changes in your group operating income, depreciation charges, working capital, interest paid, and overseas corporation tax. See the SEC Interpretive Release No. 33-8350.

Response:

•	We believe that the required disclosures relating to depreciation, amortization and overseas taxation are adequately addressed, with business combination activity highlighted as the reason for the increase in the former and the cessation of tax incentives in the United States being the major contributory factor to the latter movement.

•	We will provide additional discussion in the 2006 Form 20-F as required by SEC Interpretive Release No. 33-8350 in relation to working capital. The disclosure will focus on the total change in working capital, the degree to which business combinations during the financial year have contributed to that change and specific factors impacting the various business segments such as weather, seasonality and other considerations.

•	We will also address changes in interest paid highlighting the main contributory factors which may include: changes in debt levels, changes in interest rates, changes in underlying swap rates, changes in credit spread, changes in the currency mix of debt and the seasonality of debt flows.

•	We will revise the structure and content of the section to address the headings in the Cash Flow Statement i.e. cash flows from operating activities, investing activities and financing activities.

4.	Please revise your table in which you provide an analysis of the maturity profile of debt, finance and operating leases and deferred acquisition consideration to include the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Response:

•	We note that on page F-55, we provide detailed information on interest rates applying to Group debt (on fixed rate debt as well as gross debt overall including and excluding derivatives) as well as providing on pages 78 and 79 a detailed breakdown of fixed and floating rate debt and derivatives by maturity date. This includes details of average interest rates as well as maturity dates. We will include this information in the table in Item 5 in future filings.

•

In light of the Staff’s comments, we will revise the table on page 53 in future filings to include interest payments due on contractually-committed debt and finance leases. In compiling the additional disclosures referred to in the Comment Letter, future interest payments and the due dates applicable thereto will be estimated on the basis of the following assumptions inter alia: (i) no change in variable interest rates; (ii) that all debt is repaid as it falls due from future cash generation; and (iii) none is re-financed by future debt issuance.

•	We will also highlight the fact that a significant portion of the Group’s debt is provided in the form of revolving facilities; these may be repaid and re-drawn during their period of availability. In the absence of future acquisitions, the Group’s strong cash generation would likely lead to the rapid repayment of revolving facilities (in advance of the actual maturity date of the facility and with a consequent reduction in future interest charges and payments).

Item 18 - Financial Statements

Consolidated Statements of Cash Flows, page F-5

5.	We note that you have reported your cash flows from operating activities using the indirect method. In this regard, please tell us what consideration you gave beginning with your Consolidated Statement of Income line item “Income before tax” rather than “Operating income”. Refer to paragraph 18(b) and 20 of IAS 7 as well as Appendix A to IAS 7.

Response:

•	Due to the absence of a formal definition of “profit or loss” under IFRS, and the fact that the disclosure framework contained in Appendix A of IAS 7 is not mandatory (i.e. there is explicit reference to the Appendix not being part of IAS 7, and the Appendix permits an alternative commencement point), we elected to present the cash flow statement commencing with Group operating income because we believed this approach to be in accordance with paragraph 18(b) of IAS 7. In response to the Staff’s Comment, we will revise the format of the Cash Flow Statement in the 2006 Form 20-F and in future filings to commence with “Income before tax”.

Statement of Significant Accounting – Adoption of IFRS – Early adoption, page F-8

6.	You indicate on page F-7 under the caption, “Statement of compliance” that the Consolidated Financial Statements for the years presented would be no different had IFRS as issued by the IASB had been applied. However, you also indicate that upon early adoption of IAS 39 you took into account the prohibition on the fair valuation of financial liabilities imposed by the version of IAS 39 approved by the European Union. Please fully explain this difference between IFRS as issued by the IASB and as approved by the European Union and help us to understand why this apparent difference in accounting did not result in dissimilar financial statements.

Response:

•	IFRS as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union differ in relation to what has conventionally been termed the “carve-out”, whereby the European Union elected (i) to prohibit the option under IAS 39 (as issued by the IASB) permitting the use of fair value accounting for most non-derivative liabilities; and (ii) to permit the employment of macro hedging in situations where such accounting was expressly disallowed under the IASB version. The concept of macro hedging is predominantly applicable to financial institutions reflecting the manner in which interest rate risk is managed on a portfolio basis; macro hedging is not applicable to CRH’s activities and this difference between the two versions of IAS 39 is therefore not applicable to (and consequently, not relevant for) the Group.

•	On transition to IFRS, CRH determined that it would not avail of the fair valuation option for all liabilities presented in the IASB’s version of IAS 39 (as introduced in the Amendment to IAS 39 The Fair Value Option referred to on page F-8); as a consequence, the application of IFRS as adopted by the European Union and IFRS as issued by the IASB would not have resulted in dissimilar financial statements and the statement on page F-8 to this effect is correct.

•	The references to “early adoption” (including the reference to “taking account of the prohibition on the fair valuation of financial liabilities imposed by the version of IAS 39 approved by the European Union”) will not be included in the 2006 Form 20-F given that these issues pertain solely to IFRS transition.

Statement of Significant Accounting Policies – Property, plant and equipment, page F-13

7.	Tell us what consideration you have given to disclosing how you have determined your mineral reserves. Since you have not identified a US GAAP difference in this regard, we assume that you only recognize proven and probable reserves and that the amount of depletion you recognize in each period is based on proven and probable reserves as defined by Industry Guide 7. Please also confirm that for US GAAP purposes you have applied the guidance set forth in EITF 04-3 “Mining Assets: Impairment and Business Combinations” in connection with your acquisition and impairment analysis of your mining assets. Please also address the impact that EITF 04-6 “Accounting for Stripping Costs Incurred during Productions in the Mining Industry” may have on your US GAAP financial information.

Response:

•	We confirm that the balance included in the consolidated financial statements in respect of mineral (i.e. stone) reserves relates solely to those reserves which are proven and probable and is in accordance with the definitions contained in Industry Guide 7 and in EITF 04-3 referred to in the Staff’s Comment. In determining proven and probable reserves, we recognize reasonable economic and operating constraints as to the maximum depth of overburden and stone excavation. Depletion is recorded on an annual basis in line with extraction. As stated on page F-13, “the book value of mineral-bearing land, less an estimate of its residual value, is depleted over the period of the mineral extraction in the proportion which production for the year bears to the latest estimate of mineral reserves”.

•	In line with EITF 04-6, stripping costs arising in the production phase are included in the cost of inventories produced and hence ultimately expensed to the Income Statement.

•	Although not stated in the 2005 Form 20-F, the guidance set forth in EITF 04-3 (to the extent it is relevant) and EITF 04-6 has been consistently applied in the preparation of the Group’s financial information under IFRS and U.S. GAAP. We will clarify that the provisions of EITF 04-3 and EITF 04-6 have been applied in the 2006 Form 20-F.

Statement of Significant Accounting Policies – Business combinations, page F-14

8.	We note that you include contingent consideration in the cost at the acquisition date if the adjustment can be reliably estimated. We note however that paragraph 32 of IFRS 3 requires that the adjustment be probable. Please confirm that you applied the probable and reliably estimable criteria in determining the amount of contingent consideration recognized.

Response:

•	We will expand the wording in the Business Combinations accounting policy in the 2006 Form 20-F to include the phrase “…is probable and can be reliably measured”. We confirm that provision is made in respect of contingent consideration only in circumstances where the payment is probable at the acquisition date and is capable of reliable measurement.

9.

We note that you have not provided an adjustment for the difference in accounting for contingent consideration for US GAAP purposes. Specifically, for US GAAP purposes contingent consideration should only be recognized at the acquisition date if such amounts are determinable. The consideration that is issued or issuable at the expiration of the contingency period or that is held in escrow pending the outcome of the contingency shall be disclosed but not recorded as a liability or shown as outstanding securities unless the outcome of the contingency is determinable beyond a reasonable doubt. That is, for US GAAP purposes, contingent consideration usually should be recorded when the contingency is resolved and the consideration is issued or becomes issuable. We also note that such amounts would not be discounted for US GAAP purposes. Refer to paragraphs 25 through 27 of SFAS 141 and address the need to discuss this accounting difference in your reconciliation to US GAAP.

Response:

•	We note the Staff’s comments in relation to contingent consideration and the fact that, for U.S. GAAP purposes, the liability should usually only be recorded when the contingency is resolved and the consideration is paid or becomes payable. In the context of business combination activity in CRH, contingent consideration is payable based on a profit multiple (post-acquisition EBIT, EBITA or EBITDA) and is typically employed to bridge a valuation gap in deal negotiation. The nature of the contingency is therefore, in our opinion, determinable at the acquisition date with the associated model (against which the post-acquisition performance of the deal is regularly assessed) forming the basis for reliable estimation. Under U.S. GAAP, the undiscounted book value of contingent consideration was €49.9 million as at December 31, 2005 and €21.2 million as at December 31, 2004.

•	We will recognize the U.S. GAAP difference highlighted in the Staff’s Comment in our U.S. GAAP financial information for 2006 and subsequent years; please note that the reversal of contingent consideration to be recorded under U.S. GAAP would be to decrease both goodwill and liabilities by €49.9 million in 2005 and by €21.2 million in 2004 and would therefore impact neither the net asset nor the net income figures presented in the historical U.S. GAAP reconciliations. In addition, our evaluation in relation to individual financial statement line items indicated that such amounts would have decreased U.S. GAAP goodwill by 2.2% and 1.2% and total liabilities by 0.6% and 0.3% as at December 31, 2005 and December 31, 2004 respectively. We have also concluded that the reversal of contingent consideration would have had no impact on analysts’ expectations and market reaction; segment information; or employee remuneration and reward. We accordingly believe that the impact of reversing the contingent consideration on our 2004 and 2005 financial information under U.S. GAAP would be immaterial in respect of the Balance Sheet with no impact on the Income Statement.

•	Although not separately disclosed within the “Summary of Significant Differences Between IFRS and U.S. GAAP”, the reversal of the discounting of contingent consideration under IFRS formed part of the total provisions adjustment (footnote (i) on pages F-86 and F-87) in the Reconciliation to U.S. GAAP and has thus been correctly accounted for.

Note 9 – Group Share of Associates’ Income After Tax, page F-36

10.	Please advise us as to how you met the disclosure requirements, as applicable, set forth in paragraphs 37(a), (b), and 40 of IAS 28.

Response:

•	Paragraph 37(a): The only associate for which a published price quotation exists is Groupe SAMSE, a distributor of building materials to the merchanting sector in France. Based on the published market price of the equity as at December 31, 2005 of €133.50 and CRH’s holding of 365,320 shares, the fair value of the investment as at that date amounted to €48.8 million. We will revise Note 15 in the 2006 Form 20-F and in future filings to include this disclosure.

•	Paragraph 37(b): CRH has investments at varying percentages in a number of associates across all of its four operating Divisions; in this context, we have interpreted the disclosure requirements in paragraph 37(b) of IAS 28 to be best addressed by disclosing the Group’s summarised share of the items listed. Note 9 on page F-36 provides aggregated data in respect of revenue and profit after tax (and also discloses the Group’s share of income before finance costs, finance costs (net), income before tax and income tax expense). The balance sheet disclosures pertaining to assets and liabilities are contained in Note 15 on Page F-45; we have provided details of the Group’s summarized share of non-current and current assets and liabilities with the net amount reconciling to the “subtotal” column on pages F-44 and F-45.

•	Paragraph 40: There are no contingent liabilities of the type outlined in paragraph 40 of IAS 28; if any such liabilities arise in future years, the appropriate disclosures under paragraph 40 will be made. As disclosed in the listing of principal subsidiaries, joint ventures and associates (Exhibit 8, Item 19, page 83 of the 2005 Form 20-F), the Group does not have a material exposure to business conducted through associates.

Note 10 – Income Tax Expense, page F-36

11.	Please tell us how you have met the disclosure requirements, as applicable, set forth in paragraphs 81 (d)-(g) and (i) of IAS 12. If there are specific disclosures that do not apply to you, please tell us in detail why they are not applicable.

Response:

•	We would make the following comments in relation to the detailed disclosure requirements in paragraph 81 of IAS 12 highlighted in the Staff’s Comment:

-	81(d): There were no material changes in the applicable tax rates across the various tax jurisdictions in which the Group operates during the course of 2005 which would have warranted specific reference in the published financial statements.

-	81(e): Deferred tax assets have been recognized in respect of all deductible temporary differences (including unused tax losses and tax credits) and paragraph 81(e) is therefore not applicable. Whilst our reading of IAS 12 did not lead us to conclude that a formal statement of non-applicability of paragraph 81(e) was required, we will include this in the 2006 Form 20-F.

-	81(f): The disclosure on page F-37 addressing the non-recognition of temporary differences in respect of the Group’s investments in subsidiaries and interests in joint ventures states the following: “Given that participation exemptions and tax credits would be available in the context of the Group’s investments in subsidiaries and joint ventures in the majority of jurisdictions in which it operates, the aggregate amount of temporary differences in respect of which deferred tax liabilities have not been recognized would be immaterial”. The requirement in paragraph 81(f) requires disclosure of the aggregate temporary differences not provided on the presumption that the two conditions laid down in paragraph 39 are met; since these conditions are met in the context of the consolidated Group, and since participation exemptions and tax credits are available to render the amount immaterial, we believe that disclosure is not required. Paragraph 40 of IAS 12 recognizes the impracticability of determining the amount of income taxes which would fall to be payable on the reversal of any temporary differences, and accordingly, we believe, supports the non-disclosure of similar information where deferred tax liabilities would not be recognized, as sought by paragraph 81(f). Please note that deferred tax liabilities are recognized in respect of temporary differences applicable to investments in associates; this fact is stated in the footnote entitled “Investments in subsidiaries and associates and interests in joint ventures” in Note 10 (page F-37).

-	81(g): The deferred tax disclosures on pages F-36, F-37 and F-59 have been structured to identify the principal categories of deductible (asset) and taxable (liability) temporary differences and to list the amounts recognized in the income statement and balance sheet in respect of each of these categories. In future filings, we will comment that the “other deductible temporary differences” caption primarily comprises deferred tax assets pertaining to goodwill, deferred and contingent acquisition consideration and provisions for liabilities.

-	81(i): Under the relevant tax legislation in the Republic of Ireland, dividend payments and dividends proposed do not give rise to corporation tax consequences for the Company and paragraph 81(i) of IAS 12 is therefore inapplicable. Dividends are declared net and the tax implications of receiving dividends are the responsibility of shareholders.

Note 12 – Earnings Per Ordinary Share, page F-39

12.	We note that you have presented basic and diluted earnings per share excluding amortization of intangibles. This per share information does not appear to be contemplated by IAS 33. Please address the appropriateness of this presentation under IFRS. If such presentation is appropriate, please clarify for US readers that this presentation is not allowable under US GAAP.

Response:

•	Paragraph 73 of IAS 33 expressly permits the inclusion in IFRS financial statements of earnings per share figures additional to basic and diluted (as defined in the standard) provided a clear reconciliation is provided between the various components of earnings and that the weighted average number of shares is consistent between the various measures quoted. In accordance with IAS 33, the disclosures on the face of the income statement relate solely to basic and diluted earnings per share with the “before amortization” equivalents being provided only by way of note.

•	In response to the Staff’s Comment, we will delete the references to the “before amortization” measures of basic and diluted earnings per share in the 2006 Form 20-F.

Note 33 – Acquisition of Subsidiaries and Joint Ventures, page F-71

13.	We note that you have recognized approximately 30% of the cost of the acquisitions completed in 2005 as goodwill. In light of this, please tell us what consideration you have given to the disclosure requirements set forth in paragraph 67(h) of IFRS 3, with particular emphasis on presenting descriptions of each intangible asset not recognized separately from goodwill.

Response:

•	There are no intangible assets that have not been recognized separately from goodwill.

•

Given the multiplicity of business combinations completed by the Group in any financial year (65 on average in recent years with average spend on “bolt-on” deals approximating €25 million), it is not practicable to provide a detailed analysis of the factors and other issues identified in paragraph 67(h) of IFRS 3. In general, due to the asset-intensive nature of operations in our “Materials” business segment (and the fact that goodwill arising on transactions in this segment is typically fairly small), no significant intangible assets are recognized on business combinations in this segment; in contrast, business combinations in the Group’s “Products” and “Distribution” segments, wherein the majority of goodwill arises on a year-on-year basis, do not exhibit the same level of asset intensity and hence give rise to the recognition of intangible assets. Intangible assets are recognized across a number of captions including trade marks and patents, non-compete agreements, customer relationships, order backlog and franchise agreements inter alia. We will include the foregoing statements in our 2006 Form 20-F. As stated in the second bullet point of Comment 17 below, all intangible assets recognized have definite lives.

•	Business combinations are entered into for a variety of reasons including the realization of cost savings and synergies on integration with existing entities in the Group. In line with IFRS 3 (and SFAS 141), which requires intangible assets to be recognized taking account of conditions at the balance sheet date (and hence excluding buyer-specific synergies and other benefits), such benefits are included in goodwill and subject to annual impairment testing under the methodology outlined on pages F-43 and F-44 of the 2005 Form 20-F.

Note 34 – Reconciliation from Irish GAAP to IFRS – Other Options availed of on transition, page F-77

14.	We refer you to your discussion of the early implementation of IAS 32 and 39. You indicate that the effective date of the revised versions of IAS 32 and IAS 39 is January 1, 2005. Please reconcile this disclosure to your disclosure on page F-8 which indicates that only certain amendments to IAS 39 have not yet been applied by the Group. Please confirm that the amendments referred to on page F-8 are the same as the revised versions you refer to on page F-77.

Response:

•	In framing the references to IAS 32 and IAS 39 on pages F-8 and F-77, our intention was to highlight the fact that the Group elected to avail of early adoption of these standards as at the transition date to IFRS (i.e. January 1, 2004) in order to promote comparability of the 2005 and 2004 financial years; given the delay in securing European Union approval, the International Accounting Standards Board deferred the effective date for IAS 32 and IAS 39 to January 1, 2005 but permitted earlier application as at the transition date. The various Amendments to IAS 39 (excluding the Amendment pertaining to transition assets and liabilities; see below) and IFRS 7 (which supersedes IAS 32) have effective dates of January 1, 2006 and were thus not applicable for the 2005 financial year. The Amendment to IAS 39 Transition and Initial Recognition of Financial Assets and Financial Liabilities was in fact applied for the 2005 financial year and was incorrectly included in the listing provided in the 2005 Form 20-F (page F-8); as this Amendment was applicable for the 2005 and 2006 financial years, it will be excluded from the list of inapplicable standards in the 2006 Form 20-F.

Note 36 - Summary of Significant Differences Between IFRS and U.S. GAAP, page F-86

15.	Please disclose within this footnote operating income on a U.S. GAAP basis. In this regard, please note that (i) gains and losses on the sale of long-lived assets that are not a component of an entity are required to be included in arriving at U.S. GAAP operating income pursuant to paragraph 45 of SFAS 144 as well as (ii) the interest component on the defined benefit pension obligations. Also clarify that for U.S. GAAP purposes the excess of fair value of identifiable net assets over consideration paid is classified as an extraordinary gain rather than a component of operating income.

Response:

•	Operating income under U.S. GAAP is disclosed on page 3 of the 2005 Annual Report on Form 20-F.

•	In response to the Staff Comment, we will repeat the aforementioned disclosure in the U.S. GAAP reconciliation note in the 2006 Form 20-F and future filings. We will include within that measure gains and losses on the sale of long-lived assets that are not a component of an entity pursuant to paragraph 45 of SFAS 144 together with the interest component of defined benefit pension obligations (see below).

•	In the adjustments to reconcile to operating income under U.S. GAAP as provided on page 3 of the 2005 Form 20-F, the difference in the net pension expense, amounting to €18.8 million (as disclosed on page F-94), has been correctly factored into this computation. However, we should have made an additional adjustment for the net finance revenue (included in this category in the Group Income Statement under IFRS) applicable to the Group’s defined benefit pension schemes of €6.7 million (this amount equates to the figure of €5.4 million contained on page F-62, adjusted to exclude the impact of proportionate consolidation of joint ventures which is not permitted under U.S. GAAP). Whilst this amount is immaterial to the Group’s operating income, an adjustment will be reflected in future filings.

•	We confirm that the excess of fair value of identifiable net assets over consideration paid has been excluded from the U.S. GAAP operating income figure presented on page 3 of the 2005 Form 20-F.

Note 36 – Summary of Significant Differences Between IFRS and U.S. GAAP – (ii) derivatives page F-87

16.

We note that accounting for a cash flow hedge of a forecasted transaction can result in a basis difference when the forecasted transaction results in the recognition of a non-financial asset or liability under IFRS and U.S. GAAP. Please address for us why you have not addressed this difference in your reconciliation to U.S. GAAP. In this regard, since page F-19 indicates that you apply the guidance in paragraph 98(b) of IAS 39 we assume there should be an accounting difference upon the application of paragraph 31 of SFAS 133 for U.S. GAAP purposes.

Response:

•	We note the Staff’s observation in respect of cash flow hedges of forecasted transactions and the fact that a basis difference may arise when the forecasted transaction results in the recognition of a non-financial asset or liability under IFRS and U.S. GAAP. In relation to paragraphs 98 and 31 of IAS 39 and SFAS 133 respectively, we confirm that the cash flow hedges in existence pertain to items of income and expense which are reflected in the Group Income Statement under IFRS (and accordingly in net income under U.S. GAAP). We did not therefore have any cash flow hedges which would have fallen to be treated in accordance with paragraph 98(b) of IAS 39 during the periods presented in the 2005 Annual Report on Form 20-F, and accordingly, a GAAP difference did not arise. We will include additional wording in the 2006 Annual Report on Form 20-F to address the fact that a GAAP difference would not arise due to the nature of the cash flow hedges in existence and amend the accounting policy to state that paragraph 98(a) of IAS 39 is being applied in accounting for cash flow hedges under IFRS.

Note 36- Summary of Significant Differences Between IFRS and U.S. GAAP – (iv) Goodwill and intangible assets, F-88 and F-89

17.	We refer you to your disclosure in the last paragraph of this caption which indicates that the difference between the intangible asset amortization figure under IFRS and U.S. GAAP is attributable to the fact that IFRS 3 Business Combinations was applied prospectively with the effect from the transition date to IFRS and therefore does not mirror the application date for SFAS 141 and SFAS 142 under U.S. GAAP, which have been applied with effect from January 1, 2002. Provide for us supplementally and revise future filings to more fully discuss this difference. Specifically address why the timing of the application of IFRS and SFAS 141 and SFAS 142 caused this difference in amortization. Address whether the underlying identified intangible assets differ and/or their useful lives.

Response:

•

As stated in Note 34 governing the transition from Irish GAAP to IFRS (page F-76), IFRS 3 was implemented prospectively with effect from the transition date (January 1, 2004). In accordance with one of the exemptions afforded to first-time adopters under IFRS 1, business combinations undertaken prior to the transition date to IFRS were not subject to restatement; due to CRH’s decision to avail of this exemption, IAS 38 (pertaining to the recognition of intangible assets on business combination activity) and IAS 36 (pertaining to the impairment of goodwill of itself) were applied prospectively from the transition date. This issue is discussed in a number of places in the 2005 Form 20-F (page F-14 and page F-76 inter alia).

•	In summary, the intangible assets recognized under IFRS and under U.S. GAAP are entirely convergent with effect from the transition date to IFRS with the difference between IFRS and U.S. GAAP being solely applicable to intangible assets recognized under SFAS 141 prior to the transition date to IFRS. Given the diversity of businesses in the Group, the useful lives applicable to intangible assets are assessed on a deal-by-deal basis; however, the useful lives assumed, which are all definite, are consistent between IFRS and U.S. GAAP.

Note 37 – Supplemental Guarantor Information, page F-110

18.	In future filings, clarify that your guarantor, CRHA, is 100% owned rather than wholly-owned, as there are definitional differences between these terms. Refer to Rule 3-10 of Regulation S-X.

Response:

•	We will revise the reference to CRHA in the 2006 Form 20-F to clarify that this entity is 100%-owned.

* * *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of the foregoing with you at your convenience.

Yours sincerely,

/s/ Myles Lee
Myles Lee
Finance Director

Attachments: Appendix A

cc:	Jeanne Baker, Assistant Chief Accountant
Jeffrey Gordon, Staff Accountant
(Securities and Exchange Commission)

Kathryn A. Campbell
(Sullivan & Cromwell LLP)

Pat O’Neill
(Ernst & Young)

Appendix A

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. These differences are described and outlined in Note x of the Notes to Consolidated Financial Statements.

These accounting principles require management to make certain estimates, judgments and assumptions. Management believes that the estimates, judgments and assumptions upon which it relies are reasonable based on the information available to it at the time that those estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent that there are material differences between these estimates, judgments or assumptions and actual results, the Group’s Consolidated Financial Statements will be affected. In many cases, the accounting treatment of a particular transaction is specifically dictated by IFRS and/or U.S. GAAP, and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result.

The significant accounting policies adopted by the Group are set out in the Statement of Significant Accounting Policies in the Notes to Consolidated Financial Statements, while the other Notes to Consolidated Financial Statements contain the disclosures required by IFRS and U.S. GAAP.

The accounting policies which involve significant estimates, judgments or assumptions, the actual outcome of which could have a material impact on the Group’s results and financial positions, are:

Measurement of environmental liabilities

The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to each individual site and considers factors such as existing technology, currently enacted laws and regulations and prior experience in remediation of contaminated sites. Inherent uncertainties exist in such evaluations primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, the protracted length of the clean-up periods and evolving technologies. Environmental remediation costs are accrued when environmental assessments and the need for remediation are probable and the costs can be reasonably estimated. The liabilities recorded are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available. The environmental liabilities provided for in the Consolidated Financial Statements reflect the information available to management at the time of determination of the liability, and involve inherent uncertainties as described above, many of which are not under management’s control. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future accounting periods.

For further discussion related to environmental matters, see “Item 4 – Information on the Company – Environmental Regulations” on page [x].

Legal contingencies

The Group is currently involved in various claims and legal proceedings. On a periodic basis, the status of each significant matter is reviewed by management and the Group’s potential financial exposure is assessed. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be estimated, a liability is recognized for the estimated loss. Because of the uncertainties inherent in such matters, the related provisions are based on the best information available at the time; the issues taken into account by management in the assessment of legal contingencies include, as applicable, the status of settlement negotiations, interpretations of contractual obligations, prior experience with similar contingencies/claims, the availability of insurance to protect against the downside exposure and advice obtained from legal counsel and other third parties. As additional information becomes available on pending claims, the potential liability is reassessed and revisions are made to the amounts accrued where appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position of the Group.

Taxation – current and deferred

The Group’s income tax charge is based on expected income, statutory tax rates, various allowances and reliefs and tax planning opportunities available to the Group in the multiple taxing jurisdictions in which it operates. The determination of the Group’s provision for income tax requires certain judgments and estimates in relation to matters where the ultimate tax outcome may not be certain. In addition, the Group is subject to tax audits which can involve complex issues that could require extended periods for resolution. Although management believes that the estimates included in the Consolidated Financial Statements and its tax return positions are reasonable, no assurance can be given that the final outcome of these matters will not be different than that which is reflected in the Group’s historical income tax provisions and accruals. Any such differences could have a material impact on the income tax provision and net income for the period in which such a determination is made. In management’s opinion, adequate provisions for income taxes have been made.

Property, plant and equipment

With the exception of the one-time revaluation of land and buildings addressed in Note 13 of the Notes to Consolidated Financial Statements, items of property, plant and equipment are stated at historical cost less any accumulated depreciation and any accumulated impairments.

In the application of Group accounting policy, judgment is exercised by management in the determination of residual values and useful lives. Depreciation is calculated to write-off the book value of each item of property, plant and equipment over its useful economic life on a straight-line basis. The residual values and useful lives of property, plant and equipment are reviewed, and adjusted if appropriate, at each balance sheet date. Impairments of property, plant and equipment are addressed in the section addressing “Impairment of long-lived assets and goodwill” below.

Impairment of long-lived assets and goodwill

The carrying value of long-lived assets (comprising property, plant and equipment and intangible assets other than goodwill) is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable; in the case of goodwill, impairment testing is required on an annual basis or at any time during the year if an indicator of impairment is considered to exist. Under IFRS, impairment is assessed by comparing the carrying value of an asset with its recoverable amount (being the greater of fair value less costs to sell and value-in-use). Fair value less costs to sell is defined as the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable and willing parties, less the costs which would be incurred in disposal. Value-in-use is defined as the present value of the future cash flows expected to be derived through the continued use of an asset or cash-generating unit including those anticipated to be realized on its eventual disposal. The impairment process requires management to make significant judgments and estimates regarding the future cash flows expected to be generated by the use of, and if applicable the eventual disposition of, those assets, and regarding other factors to determine the fair value of the assets. The key variables which management must estimate include: sales volumes, prices and growth, production and operating costs, replacement capital expenditure and trade working capital requirements, tax, discount rates, market conditions, and other economic factors. Significant management judgment is involved in estimating these variables, and such estimates are inherently uncertain; however, the assumptions used are consistent with the Company’s internal strategic planning. Management periodically evaluates and updates the estimates based on the conditions which influence these variables. The term of the discounted cash flow model is a significant factor in determining the fair value of the cash-generating units and is arrived at taking account of the Group’s strong financial position, its established history of earnings growth and cash flow generation, its proven ability to pursue and integrate value-enhancing acquisitions, and the nature of building materials where obsolescence risk is very low.

The assumptions and conditions for determining impairments of property, plant and equipment and goodwill reflect management’s best assumptions and estimates, but these items involve inherent uncertainties described above, many of which are not under management’s control. As a result, the accounting for such items could result in different estimates or amounts if management used different assumptions or if different conditions occur in future accounting periods.

In relation to the goodwill impairment test, all cash-generating units would have passed the “Step 1” analysis under SFAS 142 (i.e. the comparison of fair value to carrying value) on increasing the discount rate by 0.5 percentage points.

Pensions and other post-retirement benefits

The amounts recognized in the Consolidated Financial Statements related to pension and other post-retirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including discount rates, expected return on plan assets, rate of increase in future compensation levels, mortality rates and healthcare cost trend rates. These assumptions are updated annually based on current economic conditions and, if required, also for any changes to the terms and conditions of the pension and post-retirement plans. These assumptions can be affected by (i) for the discount rate, changes in the rates of return on high-quality fixed income investments currently available in the market and those expected to be available during the period to maturity of the pension benefits; (ii) for the expected return on plan assets, changes in the pension plans’ strategic asset allocations to various investment types or to long-term return trend rates in the capital markets in which the pension fund assets are invested; (iii) for future compensation levels, on future labor market conditions and (iv) for healthcare cost trend rates, on the rate of medical cost inflation in the regions of the world where the benefits are offered to the Group’s employees. The weighted average actuarial assumptions used to compute the pension and post-retirement benefit obligation for 2006 and 2005 are disclosed in Note 27 of the Notes to Consolidated Financial Statements. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Group’s pension and other post-retirement obligations and expenses in future accounting periods.

The following provides a sensitivity analysis on the key assumptions employed in the determination of pension scheme assets and liabilities:

Discount rates

A 25-basis-point increase in the discount rates applied in the quantification of scheme liabilities (x.x% in the eurozone, x.x% in Britain & Northern Ireland, x.x% in Switzerland and x.x% in the United States as disclosed in Note 27 of the Notes to Consolidated Financial Statements) would reduce scheme liabilities by €x.x million (and hence reduce the net pension deficit disclosed in Note 27 of the Notes to Consolidated Financial Statements to €x.x million including deferred tax).

Long-term rate of return on scheme assets

A 25-basis-point increase in the expected long-term rate of return on scheme assets would increase scheme assets by €x.x million (and hence reduce the net pension deficit disclosed in Note 27 of the Notes to Consolidated Financial Statements to €x.x million including deferred tax).